
10016412


MICRO
FOCUS

September 30, 2010


RECEIVED
PROCESSING
OCT 0 1 2010
189
SECTION
WASH. DC

SUPPL

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

**RE: Micro Focus International plc, File No. 82-34962**
**Rule 12g3-2(b) Home Country Disclosure**

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package is:

1. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
2. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
3. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
4. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
5. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
6. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
7. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
8. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
9. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
10. Form SHO1 dated September 2, 2010 – "Return of Allotment of Shares"
11. Form APO1 dated September 13, 2010 – "Appointment of Director"

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
North American Senior Corporate Counsel
Micro Focus
Phone: 301.838.5180
Fax: 301.838.5034
Email: Courtney.Wood@microfocus.com

dlw 10/7


Companies House
for the record

# SH01 (ef)

## Return of Allotment of Shares


X4UHBN2C

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

---

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* 19/08/2010 | *To* 19/08/2010 |
|---|---|---|

| **Class of shares** | ORDINARY | *Number allotted* | 1500 |
|---|---|---|---|
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 0.07055 |
| | | *Amount unpaid* | 0.0 |

*No shares allotted other than for cash*

## Statement of Capital (Share Capital)

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 205306200 |
| | | *Aggregate nominal value* | 20530620 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | 205306200 |
|---|---|---|---|
| | | *Total aggregate nominal value* | 20530620 |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

# SH01 (ef)

## Return of Allotment of Shares


X4UQ6N2G

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* | *To* |
|---|---|---|
| | 23/08/2010 | 23/08/2010 |

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 1050 |
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 0.07057 |
| | | *Amount unpaid* | 0 |

*No shares allotted other than for cash*

## Statement of Capital (Share Capital)

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 205314450 |
| | | *Aggregate nominal value* | 20531445 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | **205314450** |
| --- | --- | --- | --- |
| | | *Total aggregate nominal value* | **20531445** |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
— for the record —

# SH01 (ef)

## Return of Allotment of Shares


X4UG1N21

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* | *To* |
|---|---|---|
| | 19/08/2010 | 19/08/2010 |

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 5100 |
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 0.07054 |
| | | *Amount unpaid* | 0 |

*No shares allotted other than for cash*

## Statement of Capital (Share Capital)

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 205306200 |
| | | *Aggregate nominal value* | 20530620 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | **205306200** |
|---|---|---|---|
| | | *Total aggregate nominal value* | **20530620** |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
— for the record —

# SH01 (ef)

## Return of Allotment of Shares


X4SMWN20

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* | *To* |
|---|---|---|
| | 17/08/2010 | 17/08/2010 |

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 3977 |
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 0.07016 |
| | | *Amount unpaid* | 0 |

*No shares allotted other than for cash*

| **Class of shares** | ORDINARY | *Number allotted* | 205283700 |
|---|---|---|---|
| | | *Aggregate nominal value* | 20528370 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | **205283700** |
| --- | --- | --- | --- |
| | | *Total aggregate nominal value* | **20528370** |

# *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

# SH01 (ef)

## Return of Allotment of Shares


X4SWWN2A

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* 18/08/2010 | *To* 18/08/2010 |
|---|---|---|

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 14325 |
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 0.07055 |
| | | *Amount unpaid* | 0.0 |

*No shares allotted other than for cash*

## Statement of Capital (Share Capital)

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 205299600 |
| | | *Aggregate nominal value* | 20529960 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | **205299600** |
|---|---|---|---|
| | | *Total aggregate nominal value* | **20529960** |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

# SH01 (ef)

## Return of Allotment of Shares


X4UU8N2M

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* | *To* |
|---|---|---|
| | 30/08/2010 | 30/08/2010 |

| **Class of shares** | ORDINARY | *Number allotted* | 2100 |
|---|---|---|---|
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 0.07116 |
| | | *Amount unpaid* | 0 |

*No shares allotted other than for cash*

## Statement of Capital (Share Capital)

| Class of shares | ORDINARY | Number allotted | 205316550 |
|---|---|---|---|
| | | Aggregate nominal value | 20531655 |
| Currency | GBP | Amount paid | 0.4453 |
| | | Amount unpaid | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | **205316550** |
|---|---|---|---|
| | | *Total aggregate nominal value* | **20531655** |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
— for the record —

# SH01 (ef)

## Return of Allotment of Shares


X4SBON2H

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

---

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* | *To* |
|---|---|---|
| | 03/08/2010 | 03/08/2010 |

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 11150 |
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 2.6575 |
| | | *Amount unpaid* | 0 |

*No shares allotted other than for cash*

# Statement of Capital (Share Capital)

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 205267723 |
| | | *Aggregate nominal value* | 20526772 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | **205267723** |
|---|---|---|---|
| | | *Total aggregate nominal value* | **20526772** |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

# SH01 (ef)

## Return of Allotment of Shares


X4SU9N2L

*Company Name:* **MICRO FOCUS INTERNATIONAL PLC**

*Company Number:* **05134647**

*Received for filing in Electronic Format on the:* **02/09/2010**

---

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* | *To* |
|---|---|---|
| | **18/08/2010** | **18/08/2010** |

| | | | |
|---|---|---|---|
| **Class of shares** | **ORDINARY** | *Number allotted* | **1575** |
| | | *Nominal value of each share* | **0.1** |
| *Currency* | **GBP** | *Amount paid* | **0.07057** |
| | | *Amount unpaid* | **0** |

*No shares allotted other than for cash*

## Statement of Capital (Share Capital)

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 205299600 |
| | | *Aggregate nominal value* | 20529960 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | **GBP** | *Total number of shares* | **205299600** |
|---|---|---|---|
| | | *Total aggregate nominal value* | **20529960** |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

# SH01 (ef)

## Return of Allotment of Shares


X4SJFN2G

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* | *To* |
|---|---|---|
| | 06/08/2010 | 06/08/2010 |

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 12000 |
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 0.3549 |
| | | *Amount unpaid* | 0 |

*No shares allotted other than for cash*

## Statement of Capital (Share Capital)

| **Class of shares** | ORDINARY | *Number allotted* | 205279723 |
|---|---|---|---|
| | | *Aggregate nominal value* | 20527972 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | 205279723 |
|---|---|---|---|
| | | *Total aggregate nominal value* | 20527972 |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

# SH01 (ef)

## Return of Allotment of Shares


X4ULXN22

*Company Name:* MICRO FOCUS INTERNATIONAL PLC

*Company Number:* 05134647

*Received for filing in Electronic Format on the:* 02/09/2010

## *Shares Allotted (including bonus shares)*

| *Date or period during which shares are allotted* | *From* 20/08/2010 | *To* 20/08/2010 |
|---|---|---|

| **Class of shares** | ORDINARY | *Number allotted* | 7200 |
|---|---|---|---|
| | | *Nominal value of each share* | 0.1 |
| *Currency* | GBP | *Amount paid* | 0.07027 |
| | | *Amount unpaid* | 0 |

*No shares allotted other than for cash*

# Statement of Capital (Share Capital)

| | | | |
|---|---|---|---|
| **Class of shares** | ORDINARY | *Number allotted* | 205313400 |
| | | *Aggregate nominal value* | 20531340 |
| *Currency* | GBP | *Amount paid* | 0.4453 |
| | | *Amount unpaid* | 0 |

*Prescribed particulars*

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

## Statement of Capital (Totals)

| *Currency* | GBP | *Total number of shares* | **205313400** |
|---|---|---|---|
| | | *Total aggregate nominal value* | **20531340** |

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House
— for the record —

# AP01 (ef)

## Appointment of Director



X9JQ4NDJ

*Company Name:* **MICRO FOCUS INTERNATIONAL PLC**

*Company Number:* **05134647**

*Received for filing in Electronic Format on the:* **13/09/2010**

## *New Appointment Details*

*Date of Appointment:* 07/09/2010

*Name:* MR MICHAEL SCOTT PHILLIPS

*Consented to Act:* **YES**

*Service Address recorded as Company's registered office*

*Country/State Usually Resident:* ENGLAND

*Date of Birth:* 29/10/1962

*Nationality:* BRITISH

*Occupation:* FINANCE DIRECTOR

*Former Names:*

---

## *Authorisation*

*Authenticated*

*This form was authorised by one of the following:*

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, Charity Commission Receiver and Manager, CIC Manager, Judicial Factor.